UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-3932

Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHIRLPOOL CORPORATION

Administration Center

2000 North M-63

Benton Harbor, MI 49022-2692

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Financial Statements and Supplemental Schedules

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Trustees

Whirlpool 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan (formerly the Whirlpool 401(k) Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions, and assets (held at end of year) as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ ERNST & YOUNG LLP

Chicago, Illinois

June 20, 2008

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Contributions receivable:
Employer	$8,005,191	$21,938,383
Participant	4,689,726	7,983,937

Total contributions receivable	12,694,917	29,922,320

Net due from broker	4,731	—

Investments at fair value:
Mutual funds	1,076,572,911	960,728,298
Common and collective funds	253,711,250	285,023,985
Whirlpool Corporation common stock	124,110,901	140,936,413
Brokerage accounts	17,363,462	8,535,596
Participant loans	46,584,041	54,514,920

Total investments at fair value	1,518,342,565	1,449,739,212

Net assets available for benefits at fair value	1,531,042,213	1,479,661,532

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,919,697)	492,050

Net assets available for benefits	$1,529,122,516	$1,480,153,582

See accompanying notes to financial statements.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions
Investment income:
Dividends on Whirlpool Corporation common stock	$2,534,622	$6,982,199
Other dividend income	68,668,495	27,120,569
Interest income	16,274,050	13,021,677

Total investment income	87,477,167	47,124,445

Contributions:
Employer contributions	65,050,035	21,941,674
Participant contributions	80,542,766	65,994,595
Rollover contributions	4,647,094	3,933,242

Total contributions	150,239,895	91,869,511

Maytag Corporation Salary Savings Plan asset transfer	—	358,975,358

Total additions	237,717,062	497,969,314

Deductions
Benefit payments	202,899,016	81,542,866
Administrative expenses	86,558	211,671

Total deductions	202,985,574	81,754,537

Net appreciation (depreciation) in fair value of investments:
Whirlpool Corporation common stock	3,458,530	(1,100,483)
Mutual funds	10,393,539	28,620,224
Common and collective funds	—	7,462,373
Other	385,377	1,124,026

	14,237,446	36,106,140

Net increase in net assets available for benefits	48,968,934	452,320,917
Net assets available for benefits:
Beginning of year	1,480,153,582	1,027,832,665

End of year	$1,529,122,516	$1,480,153,582

See accompanying notes to financial statements.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

1. Description of Plan

The Whirlpool 401(k) Retirement Plan (formerly the Whirlpool 401(k) Plan) (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Retirement Plan Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was amended and restated, effective January 1, 2007, to reflect the merger of the Maytag 401(k) Plan into the Plan and to provide for the participation of Maytag employees.

On March 31, 2006, Whirlpool acquired Maytag Corporation (Maytag). The Maytag Corporation Salary Savings Plan (Maytag 401(k) Plan) was sponsored by Maytag and participating subsidiaries. The Fidelity Management Trust Company (Fidelity) served as trustee of the trust and record-keeper of its assets.

Pursuant to the Merger Agreement between Whirlpool and Maytag, effective March 31, 2006, each issued and outstanding share of Maytag common stock par value $1.25 per share (Maytag common stock), including all such shares held by the Maytag 401(k) Plan, were converted into the right to receive $10.50 in cash and 0.1196 of a share of Whirlpool common stock. Former Maytag employees that had a portion of their account in the Maytag 401(k) Plan allocated to then-existing Maytag stock at the time the merger became effective had their Maytag 401(k) Plan account credited with the cash and Whirlpool common stock received in conversion of the Maytag common stock. The cash position was placed in a temporary fund invested in the Fidelity Retirement Money Market Portfolio. The cash continued to be reflected in this fund for 90 days after the effective time of the merger unless the employee redirected the investment of the cash amounts credited to them or they received a distribution from the Maytag 401(k) Plan. After the 90-day period, any cash that remained in the temporary fund was then transferred to a permanent fund where it continued to be invested in the Fidelity Retirement Money Market Portfolio. Shares of Whirlpool common stock received upon conversion of the Maytag common stock were allocated to Whirlpool common stock and credited to the employee’s Plan account. Employees could sell all or any portion of their investment in Whirlpool common stock and the Fidelity Retirement Money Market Fund Portfolio and reinvest the proceeds in one or more of the other investment funds available under the Plan through December 31, 2006.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Notes to Financial Statements (continued)

Years Ended December 31, 2007 and 2006

1. Description of Plan (continued)

The Vanguard Group assumed the role of successor corporate trustee of the trust effective December 27, 2006. The assets of the Whirlpool 401(k) Plan were transferred from Mercer effective December 27, 2006, and the assets of the former Maytag 401(k) Plan were transferred from Fidelity effective December 29, 2006.

Eligibility

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan unless they affirmatively opt out of the Plan. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 50% (15% for highly compensated employees), but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (the IRC). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC. Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, the Internet web site, or the customer service representative, to be effective, in most cases, as of the beginning of the next payroll period. Certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, but not to exceed the maximum allowable annual contribution, as determined by the IRC. However, the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

Contributions and Vesting

Effective January 1, 2007, the Plan provisions for the Employer’s matching contribution changed to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions for most salaried and non-union hourly employees. Certain employees are also eligible to receive a 3% automatic Whirlpool contribution. Exceptions to the above company contribution provisions exist and details of such can be found in the related plan documents. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Automatic contributions vest after three years of service.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Notes to Financial Statements (continued)

Years Ended December 31, 2007 and 2006

1. Description of Plan (continued)

The participant’s contribution and the Employer’s matching and automatic contributions will be invested in the funds selected by the employee. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65. Previously, the Employer’s matching contributions were required to be made in Whirlpool common stock.

Prior to January 1, 2007, the Employer established performance goals. Performance was measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals resulted in an Employer matching contribution based on the tax-deferred contributions of each employee that did not exceed 5% of the employee’s eligible earnings. Regardless of performance, the Employer would make a guaranteed matching contribution of $0.25 per dollar that eligible employees contributed to the Plan. The matching contribution was $0.50 for 2006, up to 5% of eligible compensation. Employer matching contributions and tax-deferred contributions are 100% vested at all times.

A self-directed brokerage account is offered whereby participants can choose from investments outside the Plan’s fund line-up in which to invest a portion of their account. Special contribution, loan, distribution, withdrawal, and fee allocation rules apply to self-directed brokerage accounts.

The Plan has an employee stock ownership plan (Whirlpool ESOP Plan) component within its Whirlpool Corporation Common Stock Fund. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or receive a cash payout quarterly. All dividends are 100% vested.

Benefit Payments

Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $1,000 may elect to receive a lump-sum distribution or a monthly installment option.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Notes to Financial Statements (continued)

Years Ended December 31, 2007 and 2006

1. Description of Plan (continued)

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan investments are made in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term fixed income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant’s account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Notes to Financial Statements (continued)

Years Ended December 31, 2007 and 2006

2. Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the trust. The custodian invests all assets of the trust except as follows: (i) the trustees direct the investment of the Whirlpool ESOP Plan; and (ii) the trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the trustees or an investment manager designated by the trustees.

Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated to the investment funds daily based on each investment fund’s proportionate share of the current value of the trust assets.

Investment Valuation

Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of the participation units and shares owned by the Plan in the common and collective funds is based on the fair value of the underlying investments as determined by the fund sponsor. Participant loans are stated at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Notes to Financial Statements (continued)

Years Ended December 31, 2007 and 2006

2. Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through common collective trusts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the common collective trusts as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interests in the common collective trusts is based on information reported by the issuers of the common collective trusts at year-end. The contract value of the common collective trusts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Administrative Expenses

In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, and investment management fees (all of which are paid by participants), are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Notes to Financial Statements (continued)

Years Ended December 31, 2007 and 2006

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s assets are as follows:

	December 31,
	2007	2006
American Funds Euro Pacific Growth Fund	$157,754,434	$133,016,940
American Funds Growth Fund of America	202,961,064	186,220,982
Dodge & Cox Stock Fund	161,741,824	177,513,148
Putnam Stable Value Fund	—	192,752,442
PIMCO Total Return Fund	76,826,086	*
Vanguard Explorer Fund	95,605,556	111,425,177
Vanguard Institutional Index Fund	*	75,940,653
Vanguard Retirement Savings Trust V	253,711,250	—
Whirlpool Corporation common stock	124,110,901	140,936,413

*Investment below 5% threshold

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Notes to Financial Statements (continued)

Years Ended December 31, 2007 and 2006

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$1,529,122,516	$1,480,153,582
Adjustment from contract value to fair value	1,919,697	(492,050)

Net assets per the Form 5500	$1,531,042,213	$1,479,661,532

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2007
Net increase in net assets available for benefits per the financial statements	$48,968,934
Adjustment from contract value to fair value at beginning of year	492,050
Adjustment from contract value to fair value at end of year	1,919,697

Net increase in net assets available for benefits per the Form 5500	$51,380,681

Supplemental Schedules

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Schedule H, Line 4a – Schedule of Delinquent

Participant Contributions

EIN #38-1490038            Plan #001

Year Ended December 31, 2007

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transaction
$33,360	$33,360

Whirlpool 401(k) Retirement Plan

(Formerly the Whirlpool 401(k) Plan)

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #38-1490038         Plan #001

December 31, 2007

Description of Investment	Number of Shares or Units	Current Value
Mutual funds:
American Funds Euro Pacific Growth Fund	3,145,025	$157,754,434
American Funds Growth Fund of America	6,011,880	202,961,064
Dodge & Cox Stock Fund	1,169,838	161,741,824
PIMCO Funds; Total Return Fund; Institutional Class	7,186,725	76,826,086
Royce Fund; Royce Total Return Fund;
Investment Class	4,495,911	58,132,131
Vanguard Explorer Fund*	1,342,963	95,605,556
Vanguard Institutional Index Fund*	565,752	75,889,937
Vanguard Target Retirement 2005 Fund*	335,033	4,027,101
Vanguard Target Retirement 2010 Fund*	1,976,057	45,567,864
Vanguard Target Retirement 2015 Fund*	1,038,229	13,559,274
Vanguard Target Retirement 2020 Fund*	3,244,299	76,143,708
Vanguard Target Retirement 2025 Fund*	737,212	10,114,550
Vanguard Target Retirement 2030 Fund*	1,859,395	44,365,157
Vanguard Target Retirement 2035 Fund*	411,681	6,018,776
Vanguard Target Retirement 2040 Fund*	1,245,762	29,611,754
Vanguard Target Retirement 2045 Fund*	281,607	4,249,456
Vanguard Target Retirement 2050 Fund*	63,146	1,506,671
Vanguard Target Retirement Income*	1,122,872	12,497,568

		1,076,572,911
Common and collective fund:
Vanguard Retirement Savings Trust V*	251,791,554	253,711,250
Whirlpool Corporation* common stock	1,520,408	124,110,901
Vanguard Brokerage Option*	—	17,363,462

Participant loans*	Varying maturities with interest rates of 5% – 10.5%	46,584,041

Total investments		$1,518,342,565

*Party in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Whirlpool 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHIRLPOOL CORPORATION Whirlpool 401(k) Retirement Plan

By:	/s/ Roy W. Templin
	Name:	Roy W. Templin
	Title:	Executive Vice President and Chief Financial Officer

Date: June 20, 2008

EXHIBIT INDEX

TO

FORM 11-K FOR

WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm